Exhibit 12

MINN-DAK FARMERS COOPERATIVE

COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES

(IN THOUSANDS)

	Year Ended August 31,
	2007	2006	2005	2004	2003
Earnings:
Net proceeds before income taxes from continuing operations	148,415	76,096	88,088	107,909	109,663
Fixed charges, excluding capitalized interest, see below	4,297	3,544	2,899	2,920	3,326
Amortization of capitalized interest	106	106	106	106	94

Net Proceeds	152,818	79,746	91,093	110,935	113,083

Fixed Charges:
Interest Expense	4,297	3,544	2,899	2,920	3,326
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized interest	4,297	3,544	2,899	2,920	3,326
Interest capitalized	0	0	0	0	207
Fixed Charges	4,297	3,544	2,899	2,920	3,533

Ratio of net proceeds to fixed charges	35.60	22.50	31.42	37.99	32.01

(1)

The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.